Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-115378, 333-115379, 333-115380, 333-70646, 333-02135 and 333-22881) pertaining to certain employee benefit plans of Tyson Foods, Inc., of our report dated November 23, 2009 (except for those matters described in Note 2 “Change in Accounting Principles” as it relates to the retrospective application of accounting principles adopted in 2010, as to which the date is November 22, 2010), with respect to the consolidated financial statements and schedule of the Company as of October 3, 2009 and for each of the two years in the period ended October 3, 2009, included in this Annual Report (Form 10-K) for the year ended October 2, 2010.

/s/ Ernst & Young LLP

Rogers, Arkansas

November 22, 2010